04024467

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6

#82-34714

Imperial Continues Drilling at Mount Polley

Vancouver (April 2, 2004) - Imperial Metals Corporation (III-TSX) reports that assays have been received for an additional 21 holes on the Northeast Zone at Imperial's 100% owned Mount Polley property.

Northeast Zone
This latest round of drilling was focused on defining the Northeast Zone within its known strike length while a 30 line kilometre I.P. survey was carried out to identify zone extensions.

Several holes intersected significant intervals of high-grade copper, gold and silver mineralization. The best of these was hole WB04-43 which intersected 49.2 metres grading 2.09% copper, 0.93 g/t gold and 12.05 ppm silver. Included in this interval are 18.6 metres grading 4.23% copper, 2.15 g/t gold and 23.53 ppm silver.

Selected mineralized intervals are provided in the table below. A complete table and drill plan are available on the Company's website: *www.imperialmetals.com.*

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-32	386.2	65.0	-	77.5	12.5	0.45	0.01	3.00
and		149.8	-	237.5	87.7	0.65	0.16	2.95
including		150.0	-	187.5	37.5	1.02	0.14	3.31
WB04-38	248.7	8.2	-	50.0	41.8	2.16	0.66	12.51
and		80.2	-	87.5	7.3	0.46	0.17	4.97
WB04-39	120.4	12.5	-	55.0	42.5	1.17	0.43	8.04
WB04-43	157.3	48.4	-	97.6	49.2	2.09	0.93	12.05
including		48.4	-	67.0	18.6	4.23	2.15	23.53
WB04-50	246.0	85.0	-	167.5	82.5	1.30	0.20	9.15

Drilling is now underway based on I.P. survey results to test several strong chargeability anomalies and additional drill targets beyond the drilled limits of the Northeast Zone.

4/20

Bell Zone

Assays have been received for an additional 18 holes of definition and depth extension drilling on the Bell Zone. The best of these was hole BD04-17 which intersected 218.9 metres grading 0.50% copper and 0.43 g/t gold.

Selected mineralized intervals are provided in the table below:

Bell Zone Drill Hole #		Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
BD04-13		245.4	54.6	-	65.0	10.4	0.34	0.31
	and		109.9	-	225.0	115.1	0.41	0.69
BD04-15		364.9	112.5	-	174.6	62.1	0.38	0.67
	and		198.6	-	227.5	28.9	0.29	0.38
	and		262.5	-	288.9	26.4	0.29	0.31
BD04-17		245.4	3.7	-	222.5	218.9	0.50	0.43
BD04-21		197.6	131.4	-	187.2	55.8	0.27	0.39
BD04-23		197.2	72.5	-	100.0	27.5	0.34	0.31
	and		124.3	-	172.5	48.2	0.48	0.49
BD04-26		224.0	106.1	-	168.6	62.5	0.91	0.86
	including		140.0	-	168.6	28.6	1.61	1.60

Springer Zone

Two additional deep holes have been completed at the Springer Zone. The significant mineralized intervals from this drilling are detailed in the table below:

Springer Zone Drill Hole #		Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
SD04-05		639.5	187.5	-	532.5	345.0	0.40	0.24
	including		395.0	-	532.5	137.5	0.60	0.32
SD04-06		739.8	10.0	-	237.5	227.5	0.44	0.42
	and		379.7	-	601.8	221.4	0.37	0.29

Drilling at Mount Polley was suspended during spring break from March 12 to 29. Drilling resumed on March 30 with three diamond drill rigs. Two rigs are testing for extensions to the Northeast Zone and one rig is testing the Springer Zone at depth where long intervals of mineralization continue to be intersected below the previously established mineral resource.

An updated reserve/resource statement for the Northeast, Bell and Springer Zones is in preparation. The update will include all of the information from the drilling completed to date.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional drilling information see the Company website at: *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals


Imperial Metals
MOUNT POLLEY PROPERTY
NORTHEAST ZONE
DRILL PLAN MAP
April 2, 2004
LEGEND
2003/2004 Diamond Drill Hole
METRES
0
50
100
N
592700E
592700E
592800E
592900E
593000E
5825500N
5825400N
5825300N
5825200N
WB03-13 (-60)
WB03-03 (-60)
WB04-35 (-60)
WB03-01 (-90)
WB03-02 (-60)
WB04-38 (-50)
WB04-41 (-50)
WB03-08 (-60)
WB04-49 (-60)
WB04-22 (-60)
WB03-06 (-60)
WB03-07 (-60)
WB04-50 (-60)
WB03-10 (-60)
WB03-16 (-60)
WB03-11 (-60)
WB04-32 (-60)
WB03-14 (-60)
WB03-15 (-60)
WB04-29 (-85)
WB03-21 (-80)
WB03-17 (-50)
WB04-34 (-85)
WB03-18 (-50)
WB03-20 (-50)
WB03-19 (-50)
WB04-30 (-50)
WB04-26 (-60)
WB04-27 (-50)
WB04-28 (-50)
WB04-24 (-50)
WB04-25 (-50)
WB04-44 (-50)
WB04-45 (-50)
WB04-23 (-50)
WB04-47 (-50)
WB04-51 (-50)
WB04-48 (-50)
WB04-42 (-50)
WB04-46 (-50)
WB03-09 (-50)
WB04-43 (-50)
WB03-12 (-50)
WB03-05 (-60)
WB04-36 (-50)
WB04-37 (-50)
WB04-31 (-50)
WB04-40 (-50)
WB04-33 (-60)
WB04-39 (-50)
WB03-04 (-60)



592000E
592100E
592200E
5524100N
5524000N
5523900N
5523800N
BD04-09 (-80)
BD04-10 (-50)
BD04-17 (-55)
BD04-20 (-50)
BD04-16 (-55)
BD04-22 (-60)
BD04-01 (-55)
BD04-02 (-75)
BD04-24 (-55)
BD04-03 (-55)
BD04-04 (-75)
BD04-26 (-50)
BD04-05 (-45)
BD04-06 (-75)
BD04-07 (-60)
BD04-08 (-80)
BD04-23 (-50)
BD04-14 (-60)
BD04-11 (-45)
BD04-12 (-70)
BD04-13 (-60)
BD04-19 (-45)
BD04-21 (-60)
BD04-25 (-45)
BD04-18 (-55)
BD04-15 (-50)
BD04-30
BD04-29 (-55)
BD04-27 (-50)
BD04-28 (-50)
LEGEND
2004 Diamond Drill Hole
METRES
0
50
100
Imperial Metals
MOUNT POLLEY PROPERTY
BELL ZONE
DRILL PLAN MAP
April 02, 2004


BD04-26 (-50)
BD04-06 (-75)
BD04-05 (-45)
3.1 - 71.7 m
(0.86% Cu, 0.67 g/t Au) / 68.7 m
includes
(1.15% Cu, 0.86 g/t Au) / 46.8 m
3.1 - 68.9 m
(0.28% Cu, 0.22 g/t Au) / 65.8 m
includes
(0.40% Cu, 0.36 g/t Au) / 16.5 m
106.1 - 168.6 m
(0.91% Cu, 0.86 g/t Au) / 62.5 m
93.7 - 135.0 m
(0.40% Cu, 0.34 g/t Au) / 41.3 m
1100
1100
1000
1000
LEGEND
2004 Diamond Drill Hole
Bell Starter
Pit Outline
Mineralized Interval
METRES
0
50
100
Imperial
Metals
MOUNT POLLEY PROPERTY
BELL ZONE
DRILL SECTION 3965N
LOOKING NORTH
April 2, 2004


SD04-06 (-60)
SD03-01 (-90)
10.0 - 237.5 m
(0.44% Cu, 0.42 g/t Au) / 227.5 m
3.7 - 470.0 m
(0.49% Cu, 0.36 g/t Au) / 466.3 m
379.7 - 601.8 m
(0.37% Cu, 0.29 g/t Au) / 221.4 m
LEGEND
Topographic Surface
Current Pit Design
Previous Drill Hole
2003/2004 Diamond Drill Hole
Mineralized Interval
METRES
0
50
100
Imperial Metals
MOUNT POLLEY PROPERTY
SPRINGER ZONE
DRILL SECTION - 1635E
LOOKING WEST
April 2, 2004



SD03-04 (-45)
SD03-01 (-90)
SD04-05 (-50)
SD03-02 (-55)
82.5 - 625.0 m
(0.28% Cu, 0.24 g/t Au) / 542.5 m
3.7 - 470.0 m
(0.49% Cu, 0.36 g/t Au) / 466.3 m
187.5 - 532.5 m
(0.40% Cu, 0.24 g/t Au) / 345 m
160.0 - 647.5 m
(0.31% Cu, 0.26 g/t Au) / 487.5 m
202.5 - 470.0 m
(0.61% Cu, 0.49 g/t Au) / 267.5 m
LEGEND
Topographic Surface
Current Pit Design
Previous Drill Hole
2003/2004 Diamond Drill Hole
Mineralized Interval
METRES
0 50 100
Imperial Metals
MOUNT POLLEY PROPERTY
SPRINGER ZONE
DRILL SECTION - 3250N
LOOKING NORTH
April 2, 2004

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2004 APR 20 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	03/01/2004 - 03/31/2004

Summary

Issued & Outstanding Opening Balance :	25,544,764	As at :	03/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	25,544,764

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,010,000**	As at :	03/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/12/2004	N	30,000			

Filer's comment
15,000 options granted @ $6.80 to Greg Gillstrom. 15,000 options granted @ $6.80 to Brock Taplin.

Totals		30,000	0	0	0

Stock Options Outstanding Closing Balance:	**1,040,000**	As at :	03/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	04/07/2004 18:22:58
Last Updated:	04/07/2004 17:56:20

82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company
Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change
April 2, 2004

Item 3 News Release
April 2, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on April 2, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change
Provide a brief but accurate summary of the nature and substance of the material change.

Imperial Metals Corporation (III-TSX) reports that assays have been received for an additional 21 holes on the Northeast Zone at Imperial's 100% owned Mount Polley property.

Item 5 Full Description of Material Change
Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.
Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.
Other additional disclosure may be appropriate depending on the particular situation.

INSTRUCTION
If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Northeast Zone
This latest round of drilling was focused on defining the Northeast Zone within its known strike length while a 30 line kilometre I.P. survey was carried out to identify zone extensions.

Several holes intersected significant intervals of high-grade copper, gold and silver mineralization. The best of these was hole WB04-43 which intersected 49.2 metres grading 2.09% copper, 0.93 g/t gold and 12.05 ppm silver. Included in this interval are 18.6 metres grading 4.23% copper, 2.15 g/t gold and 23.53 ppm silver.

Selected mineralized intervals are provided in the table below. A complete table and drill plan are available on the Company's website: *www.imperialmetals.com.*

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-32	386.2	65.0	-	77.5	12.5	0.45	0.01	3.00
and		149.8	-	237.5	87.7	0.65	0.16	2.95
including		150.0	-	187.5	37.5	1.02	0.14	3.31
WB04-38	248.7	8.2	-	50.0	41.8	2.16	0.66	12.51
and		80.2	-	87.5	7.3	0.46	0.17	4.97
WB04-39	120.4	12.5	-	55.0	42.5	1.17	0.43	8.04
WB04-43	157.3	48.4	-	97.6	49.2	2.09	0.93	12.05
including		48.4	-	67.0	18.6	4.23	2.15	23.53
WB04-50	246.0	85.0	-	167.5	82.5	1.30	0.20	9.15

Drilling is now underway based on I.P. survey results to test several strong chargeability anomalies and additional drill targets beyond the drilled limits of the Northeast Zone.

Bell Zone

Assays have been received for an additional 18 holes of definition and depth extension drilling on the Bell Zone. The best of these was hole BD04-17 which intersected 218.9 metres grading 0.50% copper and 0.43 g/t gold.

Selected mineralized intervals are provided in the table below:

Bell Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
BD04-13	245.4	54.6	-	65.0	10.4	0.34	0.31
and		109.9	-	225.0	115.1	0.41	0.69
BD04-15	364.9	112.5	-	174.6	62.1	0.38	0.67
and		198.6	-	227.5	28.9	0.29	0.38
and		262.5	-	288.9	26.4	0.29	0.31
BD04-17	245.4	3.7	-	222.5	218.9	0.50	0.43
BD04-21	197.6	131.4	-	187.2	55.8	0.27	0.39
BD04-23	197.2	72.5	-	100.0	27.5	0.34	0.31
and		124.3	-	172.5	48.2	0.48	0.49
BD04-26	224.0	106.1	-	168.6	62.5	0.91	0.86
including		140.0	-	168.6	28.6	1.61	1.60

Springer Zone

Two additional deep holes have been completed at the Springer Zone. The significant mineralized intervals from this drilling are detailed in the table below:

Springer Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
SD04-05	639.5	187.5	-	532.5	345.0	0.40	0.24
including		395.0	-	532.5	137.5	0.60	0.32
SD04-06	739.8	10.0	-	237.5	227.5	0.44	0.42
and		379.7	-	601.8	221.4	0.37	0.29

Drilling at Mount Polley was suspended during spring break from March 12 to 29. Drilling resumed on March 30 with three diamond drill rigs. Two rigs are testing for extensions to the

Northeast Zone and one rig is testing the Springer Zone at depth where long intervals of mineralization continue to be intersected below the previously established mineral resource.

An updated reserve/resource statement for the Northeast, Bell and Springer Zones is in preparation. The update will include all of the information from the drilling completed to date.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7 Omitted Information
Not applicable.

Item 8 Executive Officer
Andre Deepwell, Chief Financial Officer
Telephone 604.488.2666

Item 9 Date of Report
DATED at Vancouver, British Columbia, this 6th day of April, 2004.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Continues Drilling at Mount Polley

Vancouver (April 2, 2004) - Imperial Metals Corporation (III-TSX) reports that assays have been received for an additional 21 holes on the Northeast Zone at Imperial's 100% owned Mount Polley property.

Northeast Zone
This latest round of drilling was focused on defining the Northeast Zone within its known strike length while a 30 line kilometre I.P. survey was carried out to identify zone extensions.

Several holes intersected significant intervals of high-grade copper, gold and silver mineralization. The best of these was hole WB04-43 which intersected 49.2 metres grading 2.09% copper, 0.93 g/t gold and 12.05 ppm silver. Included in this interval are 18.6 metres grading 4.23% copper, 2.15 g/t gold and 23.53 ppm silver.

Selected mineralized intervals are provided in the table below. A complete table and drill plan are available on the Company's website: *www.imperialmetals.com.*

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-32	386.2	65.0	-	77.5	12.5	0.45	0.01	3.00
and		149.8	-	237.5	87.7	0.65	0.16	2.95
including		150.0	-	187.5	37.5	1.02	0.14	3.31
WB04-38	248.7	8.2	-	50.0	41.8	2.16	0.66	12.51
and		80.2	-	87.5	7.3	0.46	0.17	4.97
WB04-39	120.4	12.5	-	55.0	42.5	1.17	0.43	8.04
WB04-43	157.3	48.4	-	97.6	49.2	2.09	0.93	12.05
including		48.4	-	67.0	18.6	4.23	2.15	23.53
WB04-50	246.0	85.0	-	167.5	82.5	1.30	0.20	9.15

Drilling is now underway based on I.P. survey results to test several strong chargeability anomalies and additional drill targets beyond the drilled limits of the Northeast Zone.

/2

Bell Zone

Assays have been received for an additional 18 holes of definition and depth extension drilling on the Bell Zone. The best of these was hole BD04-17 which intersected 218.9 metres grading 0.50% copper and 0.43 g/t gold.

Selected mineralized intervals are provided in the table below:

Bell Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
BD04-13	245.4	54.6	-	65.0	10.4	0.34	0.31
and		109.9	-	225.0	115.1	0.41	0.69
BD04-15	364.9	112.5	-	174.6	62.1	0.38	0.67
and		198.6	-	227.5	28.9	0.29	0.38
and		262.5	-	288.9	26.4	0.29	0.31
BD04-17	245.4	3.7	-	222.5	218.9	0.50	0.43
BD04-21	197.6	131.4	-	187.2	55.8	0.27	0.39
BD04-23	197.2	72.5	-	100.0	27.5	0.34	0.31
and		124.3	-	172.5	48.2	0.48	0.49
BD04-26	224.0	106.1	-	168.6	62.5	0.91	0.86
including		140.0	-	168.6	28.6	1.61	1.60

Springer Zone

Two additional deep holes have been completed at the Springer Zone. The significant mineralized intervals from this drilling are detailed in the table below:

Springer Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
SD04-05	639.5	187.5	-	532.5	345.0	0.40	0.24
including		395.0	-	532.5	137.5	0.60	0.32
SD04-06	739.8	10.0	-	237.5	227.5	0.44	0.42
and		379.7	-	601.8	221.4	0.37	0.29

Drilling at Mount Polley was suspended during spring break from March 12 to 29. Drilling resumed on March 30 with three diamond drill rigs. Two rigs are testing for extensions to the Northeast Zone and one rig is testing the Springer Zone at depth where long intervals of mineralization continue to be intersected below the previously established mineral resource.

An updated reserve/resource statement for the Northeast, Bell and Springer Zones is in preparation. The update will include all of the information from the drilling completed to date.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional drilling information see the Company website at: *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com